Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: January 25, 2017

Note: This filing consists of a transcript of a conference call held by Zodiac Aerospace S.A. on January 19, 2017.

Corrected Transcript

19-Jan-2017

Zodiac Aerospace SA (ZC.FR)

Acquisition of Zodiac Aerospace SA by Safran SA Call

Total Pages: 10
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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

CORPORATE PARTICIPANTS

Pierre-Antony Vastra
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Olivier Zarrouati
Chief Executive Officer, Zodiac Aerospace SA

OTHER PARTICIPANTS

Olivier Brochet Analyst, Credit Suisse Securities (Europe) Ltd.	Harry Breach Analyst, Raymond James Financial International Ltd.

David M. Abraham Analyst, BTIG Ltd.	Christophe Menard Analyst, Kepler Cheuvreux SA

David Perry Analyst, JPMorgan Securities Plc

MANAGEMENT DISCUSSION SECTION

Pierre-Antony Vastra
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Hello, everyone. I hope you can hear us. Welcome to the Zodiac Aerospace Conference Call. Olivier Zarrouati, Chief Executive Officer of the Group, will be there to answer the questions, since we guess we all listened to the Safran conference call which happened just before. You know, we announced this morning [ph] a project (0:30) to create a world leader in aerospace. And you probably also received the press release and also presentation, which has been set this morning by Safran and ourselves.

Without any more introduction, I give the floor to the Q&A. I intend to be relatively short, since you already got many details in the previous Safran call. And now the floor is yours, operator. Can we get the first question? [ph] I think we will (01:03) hear it.

Hello? Can we have the first question?

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

QUESTION AND ANSWER SECTION

Operator: Okay. The first question is from Olivier Brochet. Mister, please go ahead.

Olivier Brochet	Q
Analyst, Credit Suisse Securities (Europe) Ltd.

I wanted to ask you a question on the synergies, please. My question there is trying to assess against which – what number we are, let’s say, taking these synergies effectively under your old margin targets, let’s call it mid-double-digit in 2020. Are we talking of adding 300 basis points of synergies versus this let’s call it 15% in 2020, or what is the rationale here, and what kind of numbers are – what is effectively the base for the synergy?

A

Okay. This question has been [ph] thoroughly (02:16) addressed during the conference of Safran just before this one. And I believe that Philippe Petitcolin’s answers were very complete and precise. The only thing I would like to add around that is, we have analyzed these items with Safran. We provided them a lot of details on the way as we organize and on the structure of our purchases – production purchases and out of production purchases.

We provided a lot of detail. And we believe that Safran had projected an analytic work on the evaluation and I [ph] intend (03:08) to concur with – I do concur with Philippe’s comment that the evaluation is probably a low estimate on what can be achieved end of the game.

But coming to the detailed answers, I would really suggest to refer to Philippe’s answer to the same question this morning.

Olivier Brochet	Q
Analyst, Credit Suisse Securities (Europe) Ltd.

Okay. Thank you.

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Next question, please. Operator, do we have the next question?

Operator: [Operator Instructions] Thank you. Okay, we’ve got another question from [indiscernible] (04:14) Abraham. Thank you.

David M. Abraham	Q
Analyst, BTIG Ltd.

Hi. Good morning. This is David Abraham from BTIG. Can you hear me?

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Yeah.

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Yes.

David M. Abraham	Q
Analyst, BTIG Ltd.

Yeah. I have a quick question in respect to the dividend treatments on the offer. I was wondering whether or not the offer price will be adjusted downwards for any future Zodiac dividends, in particular, I guess the one that is coming up now? And potentially also might be a little bit early, but any dividends that will be payable in respect of fiscal 2017?

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Just to understand your question, sorry, are you talking dividends on the Safran stake or on Zodiac stake?

David M. Abraham	Q
Analyst, BTIG Ltd.

On Zodiac.

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

On Zodiac stake, we will just propose to our General Shareholders Meeting today a resolution on the payment of dividends for year 2015-2016, and anything would have to add to that would belong to the next General Shareholders Meeting. So, I’m not allowed to share with you on that matter today.

David M. Abraham	Q
Analyst, BTIG Ltd.

Okay. But the cash offer price would not be adjusted downwards for the payment of the dividends which would be presumably approved today?

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

No.

David M. Abraham	Q
Analyst, BTIG Ltd.

Okay. Thank you very much.

Operator: We have another question from David Perry. Sir, please go ahead.

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

David, are you here? We can’t hear you.

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

David M. Abraham	Q
Analyst, BTIG Ltd.

I think my question was probably answered already. I just asked it.

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Okay. Thanks. Another question? [indiscernible] (06:21).

David Perry	Q
Analyst, JPMorgan Securities Plc

Hello. Can you hear me?

Operator: Yes, Mr. Perry, we can hear you now.

David Perry	Q
Analyst, JPMorgan Securities Plc

You can hear me now? Okay, thank you. Yes, congratulations on the deal. Two questions, please. One, I’d just be interested, Olivier, please in why Zodiac’s board is willing to accept this offer now. I mean, you’ve been so protective of your independence historically. On your last call you outlined a very nice recovery path, so I just wondered what it is that makes you want to accept this deal now?

And secondly, Safran made an interesting comment on the call earlier about the fact that they hadn’t had to look at your books. I’m not an expert in these matters. I don’t know what the legalities are. I’m just surprised, in a friendly agreed deal that they’ve not been able to do due diligence there. I just wondered if you had any comments you could offer on that to help me? Thank you.

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Okay. Why is Zodiac accepting that deal now? We are – of course, we have been – everyone has in mind the resistance that we showed in 2010, but the situation has changed a lot since then.

Today, we believe that Zodiac in 2010 had some value to create and some work to do and some development to show, and we have been given by our board the opportunity to provide all these things and we believe that we did.

But whenever asked the question on the merger with Safran or with anyone else, during all that time, I consistently always answer the same thing: we have a way forward at stand-alone; anything coming which would be better than the way forward that we actually have in stand-alone would have to be considered. And I don’t believe I gave many variations around that answer. By the way, it has been received in different ways over the time, but the answer was always the same.

It so happens today that we believe that what’s offered to us today is better than what we could do by staying stand-alone. So, it comes to the condition being that we are very happy to support that operation. Why are the conditions met? First, we believe that it’s good for shareholders. We believe that it’s good for the company. We believe that it’s good for our employees and we believe that it’s good for our customers.

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

Why is it good by – for our shareholders? Because it provides our shareholders with a full [ph] economic (09:47) value of our group. Why is it good for our company? Because we will take benefit of the strength and the size of Safran in building relationship with our customers, our peers, that will be real partnership relationship. And we do believe that it will be good for all the partners to enter into such relations.

It’s good for our employees, obviously, because this provides our employees with more career path opportunities and more various opportunities for their own development. And also, it’s good for our customers because our customers will benefit of the discipline and the ways of working of Safran in delivering on industrial matters.

So, we believe that this operation hits all the targets and ticks all the boxes. Therefore, we are very happy to move on and go for it.

David Perry	Q
Analyst, JPMorgan Securities Plc

And my second question, just about the Safran’s lack of due diligence it seems.

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

We have answered every question. We had due diligence. Diligence have been conducted. We answered any questions that Safran team had to ask us. And the due diligence had been finalized when there were no more questions.

[indiscernible] (11:50) do we have another question on the call?

Operator: Yes. We have another question from Harry Breach. Please, sir, go ahead.

Harry Breach	Q
Analyst, Raymond James Financial International Ltd.

Yeah, Olivier. Good morning, Pierre-Antony. Can I just ask three questions? Just firstly, just following up on Dave’s question there about due diligence. Olivier, was the due diligence more one of a question and answer from the senior team or the M&A team at Safran to Zodiac or – where their accountants, lawyers, operational managers is able to get access to your facilities and your records to do a thorough investigation?

Secondly, in the conversation with Safran, I would understand that with the shareholders, you would have keen to maximize value for them. Did you solicit any potential alternative interest from Zodiac? You have some very attractive market shares, outstanding products. I would expect there might have been other companies in aerospace and defense that would have been interested in a conversation. So, did you solicit any conversations? Did anyone else express interest over the last year or two?

And then finally, more philosophically I suppose, Olivier, if we think about the seating business especially, okay? Let’s put the rest of Zodiac aside, focus on the 25%, 26% seats business, if you think about seats, all the competitors in the market, from you guys and [ph] B/E (13:22), Recaro and right down through the long tail of small companies, these are generally smaller businesses that are agile, can develop products in short product cycles, innovate, respond to products. I think to a degree, they’re a fashion item. Do you think that under a big parent like Safran, will Zodiac still be able to be responsive, quick to market and agile as it has been in the past that got it to the position it is today?

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Okay. On the matter of due diligence, I think the answer is quite simple. We conducted all the customary due diligence for this type of transaction and we left no question unanswered and that we provided access to the right level of people every time needed.

Regarding the question of the business, I’m sorry the line was cut at the point, so I’m not sure I got all the question. But the last sentence was about, can we keep our agility and how do you feel about the competition with new players, agile new players in the environment of Safran. Was that the question?

Harry Breach	Q
Analyst, Raymond James Financial International Ltd.

Olivier, that was the last question. Can you be agile enough? But before that I said, did you solicit any alternative interest, any alternative buyer for Zodiac in order to maximize shareholder value, or did anyone else express interest in Zodiac?

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

We do believe we are maximizing the shareholder value with the deal that we producing today. Coming to the agility of Zodiac in the seat business in the new environment, we are pretty convinced that we need agility and we have shown that we have a lot of agility and innovation, the [ph] power (15:23) and capacity to provide the customer with what they need. But it’s also true that we also need some more structured way of conducting the operation and this is the purpose of our plan focus. I’m pretty sure that’s [indiscernible] (15:49) the only help in completing that plan focus and in the expediting the development of that plan. So, this can only be a plus. I don’t see the development of that plan as a barrier to innovation and capacity to provide the customer what they need since this is really the core of that business of [ph] beauty (16:22) products.

Harry Breach	Q
Analyst, Raymond James Financial International Ltd.

Thank you, Olivier.

Operator: We have another question from Christophe Menard. Please go ahead.

Christophe Menard	Q
Analyst, Kepler Cheuvreux SA

Yes. Good morning to you. I had two questions. The first one, a little bit further to David questions on why are you doing that deal now. My question is, I mean, you’ve always been very much convinced about the value of Zodiac. I understand the deal is interesting. But why are you dropping the bone now? I mean, is it because you are concerned about the cycle?

Is it – I mean, we know that the wide body segment is not faring well. We haven’t seen any negative sign on your side for cabin interiors so far. But are they signs for you? I mean, is it better to be for you bigger, or is it just a question of having more leverage when you negotiate with Airbus and Boeing? So, just trying to understand – I listened to the answer to David, but I just wanted to challenge you incrementally on this.

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

And the other question was, the way the deal is structured, if I am a Zodiac shareholder today, do I have the option to either take the cash from Safran or can I change my shares? I just want to clarify. I’m not sure I really understood it. So, it’s purely a technical question. But for any shareholder of Zodiac, is there an option to do either the change or the cash?

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Okay. First question, why do we do it now? Because it’s showing up now. And we absolutely all know that in mergers and acquisition, the schedule, the timing is really [ph] contingent (18:15) by opportunities. Merger, I said many times before that merger and acquisition is a business where you know what the options are. You just are waiting for one to be able to materialize. And you probably understand that the Safran option had been analyzed in all the detail by our management team and, by the way, by everyone in our team in details, and we knew under which conditions this certain operation would meet all our targets.

Why was it not the case today? Why is it the case – why was it not the case yesterday? Why is it the case today? I mean, because it’s showing up now. I have no better answer to that question for you. Technically, on the way that the operation is structured, the public shareholders of Zodiac today will have access to both options; they can take the cash or they can take the share. So, this is why we are providing the price of the share and an exchange ratio. We believe that those two options are fairly [ph] equirating (20:00) because we must absolutely treat all our shareholders in a fair way. Obviously, this will be confirmed by a expert that enter in the process at a point of time, which is quite normal and regulatory. But the shareholders have access to both options.

The [ph] families (20:34) of the traditional shareholders, which we call the traditional shareholders of Zodiac have said that they will go for the exchange of share, that they would like to stay onboard of Safran and to stay part of the venture. We are extremely proud of that and we take it as a sign of confidence in what we are doing.

Christophe Menard	Q
Analyst, Kepler Cheuvreux SA

Thank you very much.

Operator: We have now another question from [ph] Etan Dutta (21:14). Sir, please go ahead.

Q

Good morning. Congratulations on the deal. Again, I just have a follow-up on this essentially two-stage process, that there is first a tender offer for cash, which is subject to a 50% acceptance; and then, there is the subsequent merger, which requires a shareholder vote, for which we’ll receive the stock component. My two questions were; in the tender offer, if we receive less than 50%, is there an option for Safran to continue to move forward with the legal merger for the remaining shares, so if they get 40%, for example? And secondly, just to clarify, what are the shareholder approval requirements at the [ph] EPM (21:58) for the merger? Thank you.

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

Okay. You certainly notice that all the rules applicable to public offers will apply to this public offer. And of course, the deal requires the success of the big offer like for just any public offer. And by the way, this is the good opportunity for me to correct a lot of wordings that I gave you before. I feel like I used the future, and I should have used the traditional every time I say this will happen. Actually, I thank you to correct that this would happen if all the authorizations are provided, first, by the employees as the law requires; second, by the authorities, the Trust authorities; third, by the AMF. And then, this will – the operation will also need to be a success to go to [indiscernible] (23:07).

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

Okay. So, please convert all my previous futures into traditionals, and take the future in my wording as the side of my enthusiasm and nothing more.

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Thank you, Olivier. We will take a last question. I’m sorry. We have quite a busy day, as you can imagine.

Operator: Okay. So, the last question, we’ve got [indiscernible] (23:37). Please go ahead.

Q

Hi. It’s [indiscernible] (23:42) Capital. It’s a follow-up question on this process issue. As you’ve just described, first of all, you have the cash tender offer. And then if more than 50% of the outstanding shares accept that, then we move into the tender offer stage. If the Safran shares go up in the interim – and they have already, then the merger offer equivalent is worth more than the cash offer – and that’s already the case; it’s already worth more than €30 per share.

So, why would non-core shareholders tender into a cash offer that is worth less than the subsequent merger offer? And if they don’t tender in because they’re waiting for the merger offer, how do you get more than the 50% exceptions condition?

Olivier Zarrouati	A
Chief Executive Officer, Zodiac Aerospace SA

I’m sorry, I will have to consider that. It’s way too early for me to speculate on the way the market will receive this operation. We do believe that this is an extremely positive operation for both parties. And we are very enthusiastic about it and this is why we proposed it to the market.

As we all know, the market sometimes can surprise us, and it will be timed – we will see when – if such or such scenario develops. The only thing I can say here is that we believe that we will be able to deliver that operation to the end.

Pierre-Antony Vastra	A
Executive Vice-President-Communication & Investor Relations, Zodiac Aerospace SA

Okay. Thank you, everyone, for your many questions. And we wish you a very good day. Thank you.

Operator: Ladies and gentlemen, this concludes today’s conference call. Thank you all for your participation. You may now disconnect.

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Zodiac Aerospace SA (ZC.FR)	Corrected Transcript
Acquisition of Zodiac Aerospace SA by Safran SA Call	19-Jan-2017

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

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NOTICES

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The transaction is subject to execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.  If registration with the SEC is required in connection with the transaction, shareholders of Zodiac will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.